82-3733



February 8, 2005
BJ/SH-L2/55



The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

The Company has today launched and priced a US$ 200 Million, 5 year, 1% coupon Foreign Currency Convertible Bond (FCCB) offering, **subject to fulfillment of certain conditions to the closing of the Issue**. The bonds are convertible at 50% premium over the closing share price of February 8, 2005, and bear a yield to maturity of 3.88% compounded semi-annually. These Bonds are expected to be listed on the Singapore Stock Exchange.

JP Morgan is the Sole Underwriter and Bookrunner to the offering. The offering was launched after the stock exchange trading hours on February 8, 2005.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.